FOR MORE INFORMATION:
Ringo Ng
852-2764-3622
ringong@ljintl.com
FOR IMMEDIATE RELEASE
MARCH 2, 2010
LJ INTERNATIONAL REPORTS RISING RETAIL SALES,
BOOSTS OUTLOOK FOR 2009 FOURTH QUARTER AND FISCAL YEAR
Highlights:
▪	Newly revised Q409 figures show 56% year-over-year sales increase at Company’s ENZO retail division

▪	Comp-store sales rise 19%

▪	Company revises revenue guidance upward to $39 million for Q409, $110 million for FY 2009

▪	Also increases earnings per diluted share guidance to $0.09 for Q409, $0.15 for FY 2009
HONG KONG, March 2, 2010 – LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced a significant increase in revenues at its ENZO retail division, on both an overall and same-store basis, during the fourth quarter ending December 31, 2009. It also announced an upward revision of earlier guidance for the fourth quarter and fiscal year 2009.
Company’s ENZO Retail Divison Continues to Exceed Expectations
The Company reported that sales at its ENZO chain of retail stores across Greater China rose approximately 56% in the fourth quarter of 2009 from a year earlier, to an estimated total of approximately $16.7 million. It achieved this gain despite a slight decrease in the number of ENZO stores, to 95 at the end of 2009 from 97 a year earlier.
On a comp-store basis, net sales increased an average of 19% year-over-year in the fourth quarter of 2009. The Company noted that these increases were due to the growing popularity of the ENZO brand, increased sales from the Christmas and National Day holidays, productivity gains at the store level as well as ongoing changes in its inventory mix. LJI’s comp-store data are based on figures from stores open 13 months or more. There were 75 such stores in the fourth quarter of 2009.
CEO Sees ENZO Capturing Greater Share of China’s Jewelry Market as Roll-Out Continues
“Our fourth quarter sales shows that ENZO is poised for rapid growth as the Chinese economy continues to recover and Chinese consumer spending resumes its historic upward trend,” said LJI Chairman and CEO Yu Chuan Yih. “Our strong results over the past year also reflect good management of the ENZO chain, which has shut underperforming stores and sharply increased its per-store results in the process.

LJ International Press Release

With ENZO gross margins continuing to run at more than 50% and nearly all of our stores individually profitable, the division is now capable of resuming its expansion largely on the strength of its own cash flows. We expect to be able to roughly double the number of ENZO locations over the next two years, adding approximately 100 stores to serve the rapidly growing Chinese market and to meet rising consumer demand for our products.”
Guidance Raised for Q409 and FY09
In light of its updated retail sales figures, LJI issued new revenue guidance for the fourth quarter and fiscal year ended December 31, 2009. It now projects combined wholesale and retail revenues of at least $39 million for the fourth quarter and at least $110 million for the fiscal year. This is up from earlier guidance, issued in November 2009, for quarterly and annual revenues of $30 million and $100 million. Based on these projections, revenues will be down approximately 6% and 19% year-over-year for the fourth quarter and fiscal year 2009 respectively, with lower sales in LJI’s wholesale operations offsetting gains in its retail division.
The Company has also increased its guidance for earnings per fully diluted share at $0.09 for the fourth quarter of 2009 and $0.15 for the full year.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one-time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
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